May 25, 2007

Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-23016

Dear Ms. Sifford:

We have reviewed your comments on Form 10-K for the Fiscal Year Ended December 31, 2006 and our responses are attached below. Medifast is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any future correspondence to my personal fax number (410) 504-8179.

Sincerely,

Michael S. McDevitt
Chief Executive Officer and Chief Financial Officer

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis, page 13

2006 Comparison with 2005, page 13

Revenue, page 13

1.
Expand your disclosure to present the unit prices of your products and the volumes sold for the three years ended December 31, 2006. This is normally presented in table format. If you believe that such disclosure is not practicable, tell us why you believe that to be the case, and provide to us a copy of the sales reports provided to your chief operating decision maker, as defined in SFAS 131, for the two years ended December 31, 2006 and 2005.

Due to the amount of products Medifast sells it would be impracticable to disclose a table presenting our unit prices and volumes sold for the three years ended December 31, 2006. Please see Exhibit A that lists all our products sold and the unit price for the two years ended December 31, 2006 and 2005.

2. You explain that advertising costs increased by $10.5 million in 2006. We note that your selling, general and administrative expenses increased by $21.8 million. Amend your document to explain the reasons for the additional $11.3 million increase.

We have amended our disclosure on Form 10-K/A to explain the $11.3 million increase in selling, general, and administrative expenses aside from the increase in advertising. The disclosure is as follows:

Aside from the increase in advertising expense, selling, general, and administrative expenses increased by approximately $11.3 million. A few major expense categories attributed to the majority of the increase in expenses and were all directly related to our dramatic sales growth in 2006. Salaries and benefits increased by $3 million to support the 85% increase in sales. In addition, Take Shape for Life sales increased by 46% year-over-year which led to increased commission expense of $3.4 million that is completely variable in relation to sales growth. Another variable expense that rose by $800,000 with our sales growth was credit card processing fees. Currently, over 95% of the Company’s transactions are processed via credit card. Additional increases included an increase in office expense of $800,000, an increase in operating costs of $300,000, and an increase in sales and marketing expense of $400,000. Other expenses increased by $1.6 million, which included items such as depreciation, amortization, charitable contributions, and property taxes. To handle increased call volume, the Company began using an outsourced call center in April of 2006 which led to $1 million in additional expense as compared to prior year.

Other Income/Expense, page 14

3. Expand your disclosure to explain the line "Other income (expense)" on your consolidated statements of income and why it increased from $15,000 in 2005 to $276,000 in 2006.
We have amended our disclosure on Form 10-K/A to explain the increase in other income. The disclosure is as follows:

Other income increased from $15,000 in 2005 to $276,000 in 2006 primarily as a result of increased gains on the sale of equity investments, interest payments received on the CCS note receivable, and state income tax refunds related to 2005 overpayments.

Income taxes, page 14

4. Expand your disclosure to explain why you anticipate your tax rate to increase from 31% in 2006 to 36-39% in 2007.

We have amended our disclosure on Form 10-K/A to explain the increase in the effective tax rate from 31% in 2006 to 36-39% in 2007. The disclosure is as follows:

Income taxes: In the third quarter of 2006, the Company had a $1 million federal tax refund receivable. A portion of this refund was factored into the Company’s income tax provision, which lowered the estimated tax rate for 2006. In 2006, the Company recorded $2.3 million in income tax expense, which represents an annual effective rate of 31%. In 2005, we recorded income tax expense of $1.2 million, which reflected an estimated annual effective tax rate of 30.1%. The Company anticipates a tax rate of approximately 36-39% in 2007. The benefit the Company received in 2006 from a large income tax refund receivable as a result of a cost segregation study performed on its fixed assets is not expected to benefit future periods.

5. Expand your disclosure to describe the nature of the intangible assets that you acquired in 2006 for $2,427,000.

We have amended our disclosure on Form 10-K/A to explain the nature of the intangible assets acquired in 2006. The disclosure is as follows:

In the year ended December 31, 2006, net cash used in investing activities was $6,747,000, which primarily consisted of the purchase of intangible assets and purchases of property and equipment. The increase in intangible assets relates primarily to the acquisition of customer lists in 2006 which are vital in direct response marketing campaigns. These campaigns consist of postcards and e-mails that are sent to customers with a special offer or discount coupon to order on our website, choosemedifast.com, or through our call center. In addition, the Company acquired trademarks in preparation for future international ventures as well as incurred fees in developing patents on our diabetic line. The increase in property and equipment relates to the building of a large amount of infrastructure in 2006. This included a new Enterprise Resource Planning system, two new state of the art manufacturing lines, larger capacity blender and improvements at our distribution facility as well as the build out of our new Medifast Weight Control Centers.

2005 Comparison With 2004, page 15

Costs and Expenses, page 15

6.Expand your disclosure to describe the particular items and dollar increases that resulted in SG&A expenses increasing by $8.3 million. State with specificity amount by which advertising costs increased, and describe the other factors that contributed to this increase and the amounts for each.

We have amended our Form 10-K/A to include detail of the $8.3 million increase in SG&A between 2004 and 2005. The disclosure is as follows:

Selling, general and administrative (SG&A) expenses of $25,894,000 for 2005 were $8,304,000 more than the $17,590,000 in 2004, due to increased costs associated with the increased scale of the business. The Company increased its advertising and marketing expense by approximately $3.2 million to include additional print and web advertising as well as strategic testing of television advertising. Salaries and benefits increased by approximately $1.1 million, Take Shape for Life commissions increased by $1.4 million due to the sales increase in the network, office expenses increased by approximately $750,000, operating expenses increased by approximately $1 million, and other general and administrative expenses increased by approximately $850,000.

Other MD&A Disclosure

7. Expand your MD&A to include the tabular disclosure of contractual obligations required by Regulation S-K, Item 303(a)(5).

We have amended our disclosure on Form 10-K/A to include tabular disclosure of contractual obligations required by Regulation S-K, Item 303(a)(5). In addition, we noted we mistakenly omitted the printer equipment leases from Footnote 9 in Item 8. We have amended the disclosure in Footnote 9 on Form 10-K/A. The disclosures are as follows:

Contractual Obligations and Commercial Commitments

As of December 31, 2006, our principal commitments consisted of obligations for variable and fixed rate loans detailed in Note 12 of the financial statements, operating leases for corporately owned Medifast Weight Control Centers detailed in Note 9 of the financial statements, and copier equipment contracts for our printing operation that supports our marketing efforts.

The Company has the following contractual obligations as of December 31, 2006

	Payments due by period

	2007	2008	2009	2010	2011	Thereafter	Total
Contractual Obligations
Total Debt	548,000	404,000	386,000	386,000	386,000	1,947,000	4,057,000
Operating Leases	253,000	221,000	215,000	110,000	70,000	-	869,000
Printer Equipment Leases	509,000	509,000	467,000				1,485,000
Total contractual obligations	1,310,000	1,134,000	1,068,000	496,000	456,000	1,947,000	6,411,000

9. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its eleven corporately owned Medifast Weight Control Centers under lease terms ranging from one to five years with leases commencing in 2004, 2005, 2006 and 2007. Monthly payments under the leases range in price from $1,200 to $3,500. The Company is required to pay property taxes, utilities, insurance and other costs relating to the leased facilities.

The Company leases large commercial printers for our printing operation that supports our direct response marketing efforts. The leases extend through November 2009. The annual lease payments are $509,000, $509,000, and $467,000 for the years ended December 31, 2007, 2008, and 2009, respectively.

The following is a schedule by years of future minimum rental and lease payments required under operating lease that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

For the Years Ending
December 31,

2007	$762,000
2008	730,000
2009	682,000
2010	110,000
2011	70,000

Total minimum payments required	$2,354,000

8. Expand your MD&A to include disclosure regarding critical accounting estimates. Refer to FRC 501.14.

We have amended our disclosure on Form 10-K/A to include critical accounting estimates. The disclosure is as follows:

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements which may involve known and unknown risks, uncertainties and other factors that may cause Medifast, Inc. actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Medifast, Inc. cautions investors not to place undue reliance on forward-looking statements, which speak only to management's expectations on this date.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Our significant accounting policies are described in Note 2 of the consolidated financial statements.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management develops, and changes periodically, these estimates and assumptions based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management considers the following accounting estimates to be the most critical in preparing our consolidated financial statements. These critical accounting estimates have been discussed with our audit committee.

Revenue Recognition. Revenue is recognized for product sales upon shipment and passing of risk to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable which also include estimated sales returns, allowances and discounts.

Outbound shipping charges to customers and outbound shipping-related costs are netted and included in “cost of sales.”

Returns - Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period (30 days). Because the period of payment generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid. The Company’s estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals.

Impairment of Fixed Assets and Intangible Assets.    We continually assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and our operating performance. Future events could cause us to conclude that impairment indicators exist and the carrying values of fixed and intangible assets may be impaired. Any resulting impairment loss would be limited to the value of net fixed and intangible assets.

Income Taxes. In the preparation of consolidated financial statements, the Company estimates income taxes based on diverse legislative and regulatory structures that exist in jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

Allowance for doubtful accounts. In determining the adequacy of the allowance for doubtful accounts, we consider a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Quantitative and Qualitative Disclosures About Market Risk

9. Amend your filing to add the disclosures required by Regulation S-K, Item 305. Refer also to Item 7A. in the instructions for Form 10-K. It appears to us that your debt instruments are sensitive to interest rate risks.

We have amended our disclosure on Form 10-K/A to include Item 7A. The disclosure is as follows:

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and a decline in the stock market. The Company does not enter into derivatives, foreign exchange transactions for trading or speculative purposes. The Company has limited exposure to market risks related to changes in interest rates. The principal risks of loss arising from adverse changes in market rates and prices to which the Company is exposed relate to interest rates on debt. Since nearly all of our debt is variable rate based, any changes in market interest rates will cause an equal change in our net interest expense. See detail of our long-term debt at Note 12 in Item 8.

Controls and Procedures, page 17

Changes in Internal Controls over Financial Reporting, page 17

10. Amend your disclosure to state whether there were changes in your internal controls over financial reporting that occurred during the fiscal quarter that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Changes that materially affected or are reasonably likely to materially affect your internal controls over financial reporting must he disclosed whether or not you assess them to be "significant."

We have amended our disclosure on Form 10-K/A. The word “significant” has been removed as there were no changes to internal controls over financial reporting in the last fiscal quarter that could have materially effected our financial statements. The disclosure is as follows:

There were no changes in the Company’s internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Financial Statements, page 20

Consolidated Statements of Income, page 24

11. Revise your statement to include stock compensation expense within income from operations. In addition, we believe you should present the expense of stock based compensation in the same line item or items as cash compensation paid to the same employees. Refer to SAB 107, section F, for further guidance.

We have revised the statement of income to include stock compensation expense within income from operations in the amended Form 10-K/A. The revised statement of income is as follows:

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2006	2005	2004

Revenue	$74,086,000	$40,129,000	$27,340,000
Cost of sales	(18,237,000)	(10,161,000)	(6,746,000)
Gross profit	55,849,000	29,968,000	20,594,000

Selling, general, and administration	(48,270,000)	(25,894,000)	(17,590,000)

Income from operations	7,579,000	4,074,000	3,004,000

Other income (expense):
Interest expense	(369,000)	(317,000)	(245,000)
Interest income	175,000	158,000	154,000
Loss on sale of CCS	(323,000)
Other income (expense)	276,000	15,000	(7,000)
	(241,000)	(144,000)	(98,000)

Income before provision for income taxes	7,338,000	3,930,000	2,906,000
Provision for income taxes	(2,256,000)	(1,203,000)	(1,159,000)

Net income	5,082,000	2,727,000	1,747,000

Less: Preferred stock dividend requirement	-	(291,000)	(18,000)

Net income attributable to common shareholders	$5,082,000	$2,436,000	$1,729,000

Basic earnings per share	$0.40	$0.20	$0.16
Diluted earnings per share	$0.38	$0.19	$0.14

Weighted average shares outstanding -
Basic	12,699,066	12,258,734	10,832,360
Diluted	13,482,894	12,780,959	12,413,424

The accompanying notes are an integral part of these consolidated financial statements

l2. Explain to us why you have not accounted for Consumer Choice Systems as a discontinued operation in your financial statements.

By using certain quantitative thresholds, we determined that Consumer Choice Systems was not material to the Company and therefore did not account for the entity as a discontinued operation. At December 31, 2005, Consumer Choice Systems had assets of $2,216,000 which represented approximately 7% of total Company assets. For the year-ended December 31, 2005, Consumer Choice Systems had net revenues of $958,000 which represented approximately 2% of total Company revenues. As a result of these tests, the Company feels that the segment did not meet materiality thresholds to be shown as a discontinued operation on our financial statements.

Note 2 — Summary of Significant Accounting Policies, page 29

13. It appears that you currently consider your operations to consist of only one operating segment and one reportable segment. With regard to segment reporting:

(a) Amend your financial statement footnotes to add the disclosures required by SFAS 131. It is apparent from your disclosure in Note 16, Disposal of a Business Segment, that your ownership of CCS necessitated SFAS 131 disclosures during periods when CCS was owned.

(b) Tell us why the areas of your business described on pages 4 and 8, that is "Medifast Direct," "Physician and Clinic Sales," "Medifast Weight Control Centers," and "Take Shape for Life" do not constitute separate reportable segments or operating segments as contemplated by SFAS 131. Also tell us why your brick-and-mortar clinics individually do not each constitute a separate operating segment. In your response, address the pertinent requirements of SFAS 131, such as those in paragraphs 10 and 17, including a discussion of similar economic characteristics. In addition to your explanation, provide us with a copy of the financial reports that were provided to your chief operating decision maker, as defined in SFAS 131, for the two years ended December 31, 2006 and 2005.

Note that if you determine that you have or had multiple reportable segments, MD&A disclosure must be revised to discuss the operations of multiple segments. Refer to FRC 501.06.

(A) Consumer Choice Systems would have required SFAS 131 disclosure, but it did not meet the quantitative thresholds as discussed in comment 12 above. It met the requirements of an operating segment in paragraph 10 of SFAS 131. In addition, it met the requirements of paragraph 17 as it sold a completely different line of products than the rest of our business, was distributed differently as it was sold in a retail store environment unlike the rest of our products, and the production process was different than all our other products.

(B) Medifast Direct, Physician and Clinic Sales, Medifast Weight Control Centers, and Take Shape for Life all sell the same exact products. In applying paragraph 17 of SFAS 131 to our support networks, the Company concludes that Medifast Direct, Physician and Clinics Sales, and Take Shape for Life would not be separate reportable segments as they all sell the same products that are produced in the same manner. Additionally, they all sell the Medifast product to the same demographic and the distribution method is the same as the Company sends the Medifast product directly to the customer’s household. In applying paragraph 10 of SFAS 131 to the support networks mentioned, we note that discrete financial information is not available for each individual network, but rather all sales and expenses are shared in one operating segment set of financial statements. See financials in Exhibit B for the two years ended December 31, 2006 and December 31, 2005. The Jason Pharmaceuticals statements of income for the years ended 2005 and 2006 record the sales and expenses of Medifast Direct, Physician and Clinic, and Take Shape for Life. The Jason Properties statements of income for the years ended 2005 and 2006 record the sales and expenses of the Medifast Weight Control Centers.

When applying paragraph 17 of SFAS 131 it could be construed that item (d) “the methods used to distribute their products or services” is different for Medifast Weight Control Centers. They sell the same product as our other support networks and to the same demographic, but it’s sold in a brick and mortar clinic. Therefore the distribution method is slightly different. When applying paragraph 10 of SFAS 131 the Company notes that it meets the criteria of items a, b, and c. Nevertheless, the Company does not provide separate SFAS 131 disclosure in our footnotes for the Medifast Weight Control Centers due to the quantitative threshold test we performed. We tested that both the revenues and total assets of the Medifast Weight Control Centers represent less than 10% of total Medifast, Inc. revenues and assets. If the Medifast Weight Control Centers expand and open more brick and mortar clinics we will continue to test for SFAS 131 segment disclosure in future 10-K’s.

14.Expand your inventory accounting policy disclosures to include how these assets are evaluated for impairment and obsolescence, describing the shelf life of your products.

We have amended our disclosure on form 10-K/A to address how often management tests inventory for obsolete or unsalable items as well as the useful lives of our products. Our disclosure is as follows:

Inventories consist principally of packaged meal replacements held in the Company’s warehouse. Inventory is stated at the lower of cost or market, utilizing the first-in, first-out method. The cost of finished goods includes the cost of raw materials, packaging supplies, direct and indirect labor and other indirect manufacturing costs. On a quarterly basis, management reviews inventory for unsalable or obsolete inventory. Obsolete or unsalable inventory write-offs have been immaterial to the financial statements as our products have minimum useful lives ranging from 14-24 months.

15. Add disclosure to describe your accounting policies for evaluating impairment of property, plant and equipment. Do the same for your intangible assets. Indicate when impairment testing is performed. We note that your current disclosure regarding impairment testing only relates to trademarks and patents, but not customer lists, property, plant and equipment, and other long-lived assets. With regard to trademarks and patents, it describes how the assessment is done but not when it would be performed.

We have amended our disclosure on Form 10-K/A to address when and how impairment testing is performed on intangible assets and property, plant, and equipment, and other long-lived assets. Our disclosures are as follows:

Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets acquired as follows:

Building and building improvements	39 years
Equipment and fixtures	3 - 15 years
Vehicles	5 years

The carrying amount of all long-lived assets is evaluated periodically to determine whether adjustment to the useful life or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected undiscounted cash flows of the operations in which the long-lived assets are used.

In accordance with SFAS No. 144, “Long-Lived Assets”, property, plant and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 142 “Goodwill and Other Intangible Assets”. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Upon the sale of Consumer Choice Systems, Inc. on January 17, 2006, the goodwill balance of $894,000 was removed from the Company’s books.

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks and patents. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period ranging between 5 to 10 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up. Goodwill and other intangible assets are tested annually for impairment in the fourth quarter, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company assesses the recoverability of its goodwill and other intangible assets by comparing the projected discounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

16.We note that your disclosure regarding "Goodwill and Other Intangible Assets" does not indicate the life over which trademarks and patents are being amortized. Please add this disclosure.

We have amended our disclosure on Form 10-K/A to indicate the life over which trademarks and patents are being amortized. The disclosure is as follows:

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks and patents. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period of 5 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up. The costs of patents are amortized over their estimated useful life and trademarks, which represent brands with an infinite life, are carried at cost and tested annually for impairment as outlined below. Goodwill and other intangible assets are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company assesses the recoverability of its goodwill and other intangible assets by comparing the projected discounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

17. Explain why you do not disclose your policies for deferred compensation arrangements and the terms of those arrangements. It appears to us that this would be necessary.

We have amended our disclosure in Form 10-K/A to disclose the Company’s policies for deferred compensation arrangements and the terms of those arrangements. The disclosure is as follows:

Deferred Compensation Plans

We maintain a non-qualified deferred compensation plan for Senior Executive management. Under the deferred compensation plan that became effective in 2003, executive officers of the Company may defer a portion of their salary and bonus (performance-based compensation) annually. A participant may elect to receive distributions of the accrued deferred compensation in a lump sum or in installments upon retirement

Each participating officer may request that the deferred amounts be allocated among several available investment options established and offered by the Company. These investment options provide market rates of return and are not subsidized by the Company. The benefit payable under the plan at any time to a participant following termination of employment is equal to the applicable deferred amounts, plus or minus any earnings or losses attributable to the investment of such deferred amounts. The Company has established a trust for the benefit of participants in the deferred compensation plan. Pursuant to the terms of the trust, as soon as possible after any deferred amounts have been withheld from a plan participant, the Company will contribute such deferred amounts to the trust to be held for the benefit of the participant in accordance with the terms of the plan and the trust.

Retirement payouts under the plan upon an executive officer’s retirement from the Company are payable either in a lump-sum payment or in annual installments over a period of up to ten years. Upon death, disability or termination of employment, all amounts shall be paid in a lump-sum payment as soon as administratively feasible.

Note 7 — Trademarks and Intangibles

18. Your disclosure in Note 2 indicates that customer lists, which are valued at $4.7 million and $3.6 million, net of amortization, at the end of 2006 and 2005, respectively, are amortized over a period ranging between 5 to 10 years. Provide to us a detailed analysis to support the lengths of these lives. Tell us specifically how you are currently using these lists and how you have used them historically.

In reviewing our amortization schedule we noted that customer lists are currently being amortized over 5 years, not the 5 to 10 years disclosed in our 10-K filed on March 16, 2007. We have amended the disclosure in Form 10-K/A as noted in our response to comment number 16. Our customer lists are used in the Company's direct response marketing campaigns. Our Company’s business model is centered on the customer ordering directly via our website, choosemedifast.com, or through our in-house and outsourced call centers. One of our key marketing efforts both currently and historically is to send out postcards or e-mails to people that are on our customer lists. These postcards and e-mails contain a special offer, discount, or some other value added information that is designed to attract customers to order. A promotional code is attached to each of these postcard or e-mail mails that allow the Company to track the number of orders attributed to a specific advertising campaign. From this data, we can calculate the percentage of postcards or e-mails sent out that were converted to a sale. We compare this percentage to industry standard which is approximately 1-2% of postcards or e-mails convert to a sale. If our customer lists return decreases below industry standard we begin impairing the customer list. If the list continues to return above industry average it is amortized over the original estimated life which is currently five years.

Exhibits

19. It appears that you should have filed as exhibits the employment agreements for Mr. McDevitt, Ms. MacDonald and Mr. Connors, as well as the new agreement for Mr. MacDonald, and you should do so upon amendment.

We will include the employment agreements for Mr. McDevitt, Ms. MacDonald, Mr. Connors, and Mr. MacDonald as exhibits to Form 10-K/A.

Certifications

20. Amend your filing to strictly comply with our rules regarding the certifications filed in compliance with Section 302 of the Sarbanes Oxley Act of 2002. Specifically:

the introductory portion of paragraph 4 is incomplete

you have inappropriately omitted subpart (b) of paragraph 4; you should include subparts (a) through (d)

please title the document only "Certifications."

The Certifications have been updated and will be amended in the 10-K/A. The title with changed to read only “Certifications.” The disclosure is as follows:

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

Unit Sales
For the year ended 12/31/06

Item No.	Description	Units Sold (quantity)	Sales	Unit Sales Avg. price

50	HE CANVAS BAGS	1,870.00	7,480.00	4.00
72	SLIM COOKBOOK	205.00	1,332.50	6.50
73	&nbspH.E. RECEIPTS (1250 ct)	19.00	1,646.67	86.67
152	MAGNESIUM COMPLEX	73.25	6,975.76	95.23
157	VITAMIN B-12	684.42	51,483.85	75.22
158	Vitamin B-6	545.17	40,702.63	74.66
1803	Essential Fatty Acids-120ct	3,780.00	26,515.06	7.01
7201	Dr. Diet Vanilla-25Kg Drum	2,222.00	22,848.83	10.28
7211	Dr. Diet Swiss Mocha-25Kg Drum	4,651.00	47,826.23	10.28
30000	TSFL Quick Start-50 ct	34.00	1,716.08	50.47
38370	Dr.'s SUCCESS IN A SHAKER JAR	254.00	2,431.08	9.57
41030	New Quick Start Handbook	139,022.00	84,401.49	0.61
41040	Medifast Diet Book	2,715.00	54,164.25	19.95
41090	New Medifast Recipe Book	1,363.00	9,472.85	6.95
41139	TSFL Folders	3,074.00	1,530.36	0.50
41154	Healthy Highlights	121.00	8,431.22	69.68
41501	HE Pre-Conditioning Handbook	4,028.00	3,669.48	0.91
41502	HE Jump Start Handbook	2,538.00	6,835.33	2.69
41504	HE Daily Nutrition Handbook	2,701.00	2,947.47	1.09
41544	HE Silver Pearl Pen	2,112.00	1,822.93	0.86
41545	HE Notepads	1,081.00	1,619.96	1.50
41551	TSFL RECIPE GUIDE	797.00	2,064.43	2.59
41554	HE Patient Agreement/Addendum	106.00	3,135.72	29.58
41599	HE Red Water Bottles	1,997.00	7,358.35	3.68
41624	TSFL Action Pack	24.00	1,858.08	77.42
43430	Medifast Product Catalog	63,471.00	10,271.88	0.16
43440	TSFL Catalog	5,023.00	4,755.20	0.95
43444	TSFL Product Catalog (100 ct)	32.00	1,246.02	38.94
50001	TSFL Shaker Jar - New	9,788.00	19,236.16	1.97
50100	Medifast Ultimate Shaker	14,294.00	55,630.25	3.89
50101	TSFL Ultimate Shaker	4,068.00	16,079.63	3.95
50103	HE Ultimate Shaker	1,911.00	4,947.37	2.59
51600	RAINBOW CASE 55'S	5,771.00	53,673.13	9.30
51713	HE CHOCOLATE	26,850.00	157,878.00	5.88
51720	Dutch Choc.55- 24 bx/cs; 18 pk	2,030.00	26,583.07	13.10
51750	SPLIT CASE 55'S	163.00	45,001.80	276.08
51813	HE VANILLA	8,843.00	59,690.25	6.75
51820	French Van.55- 24bx/cs; 18 pks	444.00	5,872.59	13.23
51913	HE STRAWBERRY	7,078.00	41,689.42	5.89
52013	HE ORANGE	4,990.00	29,401.04	5.89
52050	ORANGE PINEAPPLE BREEZE 55	121.14	1,445.60	11.93
52063	HE BANANA BLITZ	6,183.00	36,503.36	5.90
52150	SPLIT CASE 70'S	24.00	7,544.53	314.36
52311	TSFL STRAWBERRY CREAM 70	10,420.86	148,588.41	14.26
52411	TSFL ORANGE DELIGHT 70	9,673.43	129,411.67	13.38
52461	TSFL BANANA BLITZ 70	10,014.71	142,121.57	14.19
54100	CHICKEN FASTSOUP	13,575.21	91,969.84	6.77
54200	TOMATO FASTSOUP	12,455.71	86,367.89	6.93
54303	HE CREAMY CHICKEN SOUP	2,914.00	17,206.17	5.90
57100	SAVORY BEEF FASTSOUP	6,866.93	47,005.41	6.85
57250	Soy Crisps - White Cheddar	6,693.66	38,488.55	5.75
57260	Soy Crisps - Ranch	5,379.30	30,930.98	5.75
57270	Soy Crisps - Apple Cinnamon	5,233.88	30,094.81	5.75
57303	HE HOT COCOA	9,897.00	56,721.47	5.73

57353	HE CAPPUCCINO	6,164.00	36,979.01	6.00
57363	HE CHAI LATTE	1,746.00	9,947.88	5.70
57403	HE CHOCOLATE PUDDING	8,857.00	54,359.14	6.14
57410	Vanilla Pudding	9,535.14	138,259.53	14.50
58003	HE APPLE CINNAMON OATMEAL	7,038.00	43,461.53	6.18
58013	HE FRENCH VAN BERRY OATMEAL	2,182.00	13,142.59	6.02
58023	HE MAPLE & BROWN SUGAR OATMEAL	8,678.00	53,575.20	6.17
58033	H.E. Peach Oatmeal	176.50	2,559.25	14.50
60303	HE SWISS MOCHA 55	4,949.00	28,218.25	5.70
60400	SWISS MOCHA 70	20,043.14	226,639.55	11.31
60401	TSFL SWISS MOCHA 70	8,030.14	110,276.00	13.73
60450	RAINBOW CASE 70'S	145.00	2,639.06	18.20
60603	HE CREAMY TOMATO SOUP	2,030.00	12,261.19	6.04
60703	HE MINESTRONE SOUP	1,225.00	7,296.55	5.96
63753	HiEnergy Split-Choc&Van Shakes	3,277.00	32,732.41	9.99
64803	HE CHOCOLATE DIVINE BAR	3,923.00	24,329.95	6.20
64903	HE CHOCOLATE MINT MADNESS BAR	4,625.00	28,432.72	6.15
65003	HE PEANUT BUTTER BARS	4,791.00	29,729.16	6.21
65203	HE CRUNCHY LEMON FANTASY BARS	5,425.00	34,101.98	6.29
65403	HE OATMEAL RAISIN BARS	8,376.00	52,047.63	6.21
65443	HE CARAMEL NUT BARS	8,133.00	51,057.49	6.28
65444	Ray Lewis Caramel Nut Bars	1,431.14	11,000.55	7.69
65453	HE S'MORE'S GRANOLA BAR	7,000.00	43,831.36	6.26
65460	RAINBOW BARS	373.00	13,949.97	37.40
65503	HE FRUIT & NUT BAR	6,385.00	40,036.73	6.27
65504	Ray Lewis Fruit & Nut Bar	1,075.14	7,694.83	7.16
66500	PEACH PRO TEA	8,976.43	97,540.47	10.87
66550	RASPBERRY PRO TEA	13,619.57	143,641.56	10.55
66563	HE TROPICAL PUNCH DRINK	2,949.00	18,186.38	6.17
66573	HE CRANBERRY MANGO JUICE	3,243.00	19,823.20	6.11
66600	MED/TS OUTRAGEOUS CHOCOLATE	4,180.00	36,619.89	8.76
66700	&nbspMED/TS LUSCIOUS VANILLA	2,280.00	18,392.89	8.07
69603	HE CHICKEN NOODLE SOUP	5,067.00	31,143.82	6.15
69653	HE CHICKEN & WILD RICE SOUP	3,704.00	29,316.64	7.91
69660	Beef Vegetable Stew	14,662.14	212,601.03	14.50
69703	HE HOMESTYLE CHILI	2,032.00	12,335.25	6.07
69750	SOUPS/ CHILI VARIETY EXTRAS	64.00	4,730.79	73.92
69790	Diabetic Shakes-Variety Case	840.00	5,592.40	6.66
69803	HE DIABETIC CHOCOLATE	3,052.00	17,041.90	5.58
69903	HE DIABETIC VANILLA	1,450.00	8,269.42	5.70
70003	HE DIABETIC STRAWBERRY	1,035.00	5,847.75	5.65
70104	(D) Ray Lewis Women's Choc	2,324.00	40,196.30	17.30
70204	(D) Ray Lewis Women's Van	2,699.00	43,511.33	16.12
70304	(D) Ray Lewis Men's Pro Choc	1,793.14	36,439.20	20.32
70404	(D) Ray Lewis Men's Pro Van	1,226.00	22,463.99	18.32
70503	HE DIABETIC CHOC. CRUNCH BAR	1,840.00	12,853.98	6.99
70603	HE DIAB PEANUT BUTTER CRUNCH	1,573.00	11,111.50	7.06
70700	Chocolate Plus for Joint Healt	8,227.43	126,004.79	15.32
70703	HE JOINT HEALTH CHOCOLATE	1,329.00	9,626.17	7.24
70800	Vanilla Plus for Joint Health	4,527.71	70,066.54	15.48
70803	HE JOINT HEALTH VANILLA	591.50	4,274.88	7.23
70903	HE CHOC APPETITE SUPPRESSION	2,182.00	15,203.20	6.97
71003	HE VANILLA APPETITE SUPPRESSIO	949.00	6,606.23	6.96
71100	Plus for Women's Health Chocol	4,540.00	75,409.37	16.61
71103	HE WOMEN'S HEALTH CHOCOLATE	675.00	4,983.98	7.38
71200	Plus for Women's Health Vanill	1,881.00	30,199.09	16.05
72200	Plus/Coronary Health Chocolate	5,247.71	68,625.95	13.08
72203	HE CORONARY HEALTH CHOCOLATE	453.00	2,896.94	6.40
72300	Plus/Coronary Health Strawberr	1,417.00	16,718.53	11.80
72320	(D) Med. Creamy Italian Dress	286.14	2,126.55	7.43

72340	(D) MEDIFAST RANCH DRESSING	401.36	2,999.14	7.47
72350	Honey Dijon Dressing	257.79	1,847.50	7.17
72360	Red Pepper Italian Dressing	9,013.86	33,801.98	3.75
72370	NEW Ranch Dressing	4,934.00	18,502.50	3.75
72760	Mnt Choc Shk - 017642727608	12,973.00	88,994.78	6.86
72770	Mnt Van Shk - 017642727707	12,933.00	88,720.38	6.86
72780	MNT PB Bar 017642727837	7,853.59	7,617.98	0.97
72820	CHICKEN SALAD	33,504.00	61,251.40	1.83
72830	TUNA SALAD	8,415.00	15,394.25	1.83
72853	HE BANANA PUDDING	4,403.00	27,135.84	6.16
72900	Mnt 28-Day Kit -017642189031	93.00	7,114.50	76.50
72910	Mnt Start Pack - 017642729107	4,754.00	46,541.66	9.79
73301	TSFL 11-day trial package	19.00	1,862.00	98.00
74205	Diabetic Promo Package	826.00	235,410.00	285.00
74400	70 - Variety 2 Week Package	1,371.00	194,682.00	142.00
74500	Diabetic Variety 2 Week Pack	682.00	99,572.00	146.00
74700	Diabetic 1 Week Free Pack	3,033.00	10,962.65	3.61
75200	Men's Pro Drink Challenge Pack	67.00	5,591.20	83.45
75210	Women's Pro Drink Challenge PK	67.00	4,896.67	73.08
75220	Nutrition/Energy Challenge Pak	33.00	3,816.22	115.64
378800	Diabetic Guide	3,925.00	4,267.08	1.09
384700	Direct Success IASJ Book	1,898.00	36,226.75	19.09
401002	TS DIGITAL THERMOMETER	5,052.00	11,976.65	2.37
401102	TS DIGITAL EAR THERMOMETER	4,816.00	72,618.04	15.08
401202	TS BODY FAT ANALYZER	2,337.00	28,207.09	12.07
401302	TS BLOOD PRESSURE MONITER	2,214.00	44,884.92	20.27
401402	TS DIGITAL SCALE	1,790.00	47,141.80	26.34
410220	MEDIFAST RECIPE GUIDE	3,447.00	8,414.26	2.44
411200	MED Quick Start Book - Spanish	167.00	1,238.66	7.42
415083	HE Food Journal Tearsheet	161.00	1,625.57	10.10
416210	MY DAILY JOURNAL	3,300.00	8,059.06	2.44
501330	DIABETIC SAMPLE KIT	225.00	4,248.30	18.88
501390	MEDIFAST TOTE BAGS-25	229.00	1,300.53	5.68
501430	LIFESTYLES PATIENT GUIDE	698.00	10,846.66	15.54
501470	MEDIFAST SAMPLE PACK	1,397.00	32,606.92	23.34
41151A	TSFL BeSlim Car Magnet	78.00	1,426.68	18.29
DSBC1	Business Cards-250 Double Side	46.00	2,827.96	61.48
HIFAST2	HI ENERGY SHAKER JARS- 12ct	289.50	4,380.45	15.13
HS1	Healthy Solutions (100 ct.)	64.00	1,460.87	22.83
REL01	Hi-Energy Complete 60ct	517.83	67,671.76	130.68
SPBAR	BAR SAMPLE PACK	123.00	2,013.12	16.37
TSFLQSH	TSFL Quick Start Handbook	29.00	1,964.29	67.73
66560	Tropical Punch Drink	21,358.01	250,723.59	11.74
70000	STRAWBERRY PLUS FOR DIABETICS	19,777.43	251,174.86	12.70
57230	MULTI-GRAIN CRACKERS	83,185.29	260,412.61	3.13
73300	11-day trial package	2,690.00	261,784.40	97.32
57240	Garden Vegetable Crackers	81,843.57	263,166.30	3.22
52211	TSFL FRENCH VANILLA 70	19,011.14	268,077.68	14.10
50000	Medifast Shaker Jar - New	198,860.00	276,361.05	1.39
60301	TSFL SWISS MOCHA 55	21,869.14	293,795.70	13.43
66570	Cranberry Mango Juice	24,713.29	297,062.55	12.02
52061	TSFL BANANA BLITZ 55	22,969.86	315,766.19	13.75
74201	Diab. Variety 4 Week Pack TSFL	1,151.00	328,035.00	285.00
52011	TSFL ORANGE DELIGHT 55	25,403.43	350,063.29	13.78
70500	DIABETIC CHOC. CRUNCH BAR	24,640.86	350,812.67	14.24
70600	DIABETIC PEANUT BUTTER CRUNCH	24,931.15	353,358.82	14.17
51911	TSFL STRAWBERRY CREAM 55	27,075.14	371,676.62	13.73
71000	Vanilla Appetite Suppression	31,851.86	384,297.77	12.07
52460	Banana Shake 70	37,241.43	424,444.52	11.40
52410	ORANGE DELIGHT 70	38,670.86	425,275.20	11.00

69900	DIABETIC VANILLA	35,910.14	449,608.22	12.52
52310	STRAWBERRY CREAM 70	45,837.29	521,368.64	11.37
68800	Ready-To-Drink French Vanilla	266,946.50	548,575.06	2.06
60600	CREAMY TOMATO SOUP	44,705.01	572,478.17	12.81
51811	TSFL FRENCH VANILLA 55	45,024.86	614,925.95	13.66
52111	TSFL DUTCH CHOCOLATE 70	45,288.00	636,791.82	14.06
54300	CREAMY CHICKEN SOUP	52,759.30	662,424.05	12.56
74101	70 - Variety 4 Week Pack TSFL	2,422.00	666,050.00	275.00
74105	70 Promo Package	2,278.00	678,844.00	298.00
65200	Lemon Fantasy Bars	58,051.29	731,176.96	12.60
74600	55 & 70 - 1 Week Free Pack	38,880.00	733,744.03	18.87
60300	SWISS MOCHA 55	75,026.57	872,214.81	11.63
52210	FRENCH VA70	80,251.00	877,307.93	10.93
57360	Medifast Chai Latte	85,541.00	884,950.77	10.35
69800	CHOCOLATE PLUS FOR DIABETICS	72,940.57	915,116.40	12.55
70900	Chocolate Appetite Suppression	67,684.00	952,560.93	14.07
64900	CHOCOLATE MINT MADNESS BAR	72,970.86	976,162.80	13.38
64800	CHOCOLATE BAR	77,723.00	1,013,629.99	13.04
74200	Diabetic Variety 4 Week Pack	3,610.00	1,015,324.53	281.25
58010	Blueberry Oatmeal	88,077.60	1,076,316.09	12.22
65000	PEANUT BUTTER BARS	90,488.14	1,158,449.43	12.80
57300	HOT COCOA	112,383.72	1,185,224.79	10.55
74300	55 - Variety 2 Week Package	8,901.00	1,249,448.85	140.37
57350	Cappuccino	119,434.73	1,264,308.70	10.59
52060	Banana Creme 55	119,162.86	1,264,734.30	10.61
57000	CREAMY BROCCOLI SOUP	102,245.29	1,276,245.12	12.48
52010	ORANGE DELIGHT 55	117,773.14	1,375,968.95	11.68
51711	TSFL DUTCH CHOCOLATE 55	103,295.57	1,406,429.56	13.62
52110	DUTCH CH70	133,485.57	1,415,610.48	10.60
72850	Banana Pudding	126,769.16	1,471,005.81	11.60
60700	MINESTRONE SOUP	117,198.72	1,521,037.00	12.98
74100	70 - Variety 4 Week Package	5,581.00	1,534,775.00	275.00
51910	STRAWBERRY CREAM 55	143,575.43	1,610,877.33	11.22
65450	S'More's Granola Bar	129,077.14	1,666,367.73	12.91
68700	Ready-To-Drink Dutch Chocolate	864,789.50	1,814,254.89	2.10
69650	Chicken & Wild Rice Soup	138,113.86	1,858,534.33	13.46
58030	Peach Oatmeal	128,355.57	1,861,155.77	14.50
74800	New Brennan Kit	7,125.00	1,959,375.00	275.00
65500	Fruit & Nut Bar	150,321.02	1,972,290.78	13.12
57400	Chocolate pudding	173,047.16	2,031,211.03	11.74
65400	OATMEAL RAISIN BARS	173,998.16	2,182,887.35	12.55
65440	Caramel Nut Bars	177,716.30	2,315,592.18	13.03
69600	Chicken Noodle Soup	212,804.74	2,636,845.34	12.39
51810	FRENCH VA55	251,281.59	2,780,382.27	11.06
58000	Apple Cinnamon Oatmeal	226,887.16	2,811,713.56	12.39
69700	Homestyle Chili	209,575.31	2,832,446.06	13.52
58020	Maple & Brown Sugar Oatmeal	228,274.00	2,908,210.76	12.74
51710	DUTCH CH55	442,549.30	4,852,973.07	10.97
	Gross Sales	7,598,572.16	80,861,925.53

Consumers Choice Systems, Inc
Sales by Item
For the year ended 12/31/06

Inventory	Units Sold	Avg. Price
CRANBERRY
CCS CRANBERRY 50850
50850
50850-091810FG	676.00	4.79
CVS 100 Ct CRANBERRY 08162
08162
08162-054270FG	504.00	3.19
CVS 50 Ct CRANBERRY 05646
05646
05646-053424FG	2,712.00	1.80
Total CVS 50 Ct CRANBERRY 05646
LUBRICANT
80002 4ml 8 PAK APPLICATOR
80002-31007FG	2.00	16.94
80002-312302T FG	444.00	7.52

4600 · Pro Energy Dietary Supplement	24	11.96
4610 · Always Trim	110	11.90

MENOPAUSE RELIEF 24HR 40030
40030FG
40030-5342FG	86.00	11.21
40030-5342TFG	240.00	9.95
UTI RELIEF 50512
50512fg
50512-051666FG	3,192.00	3.09
UTI TEST STICK 50620
50620fg
50620-101062FG	74.00	6.26
50620-101062T FG	312.00	5.95
50620-101830FG	120.00	5.95
50620-101830T FG	1,416.00	5.93

Unit Sales
For the year ended 12/31/05
Number	Description	Unit Sales (quantity)	Total Sales	Unit Sales Avg. price

15	Chromium	23.00	1,662.00	72.26
50	HE CANVAS BAGS	2,047.00	8,188.00	4.00
72	SLIM COOKBOOK	283.00	1,839.50	6.50
73	&nbspH.E. RECEIPTS (1250 ct)	27.00	2,340.00	86.67
125	HE FOLDERS	3,207.00	3,102.00	0.97
127	HE INSULATED MUGS 34oz	26.04	1,911.87	73.41
152	MAGNESIUM COMPLEX	93.75	8,928.02	95.23
153	Coenzyme Q-10	7.00	1,355.76	193.68
157	VITAMIN B-12	650.58	48,938.58	75.22
158	Vitamin B-6	530.25	39,588.70	74.66
159	HE CORAL CALCIUM 120CT	11.00	1,820.50	165.50
202	Necessary Materials	6.00	9,900.00	1,650.00
1803	Essential Fatty Acids-120ct	3,999.00	28,051.25	7.01
5171	[D] DUTCH CHOC 55	127.00	235,244.00	550.92
5181	[D] VANILLA SHAKE 55	428.88	236,278.00	550.92
5191	[D] STRAWBERRY CREAM 55	71.44	39,358.37	550.92
5201	[D] ORANGE DELIGHT 55	42.55	23,706.92	557.21
5205	[D] ORANGE PINEAPPLE BZ 55	43.89	26,125.78	595.21
5206	[D] Banana Shake 55	25.48	13,953.95	547.59
5211	[D] DUTCH CH70	142.97	70,661.34	494.25
5221	[D] FRENCH VA70	52.25	28,758.44	550.39
5231	[D] STRAWBERRY CRM 70	35.08	19,820.91	564.98
5241	[D] ORANGE DELIGHT 70	24.66	12,452.61	505.07
5246	[D] Banana Shake 70	11.85	6,267.17	528.87
5410	[D] CHICKEN FASTSOUP	29.65	2,411.70	81.33
5420	[D] TOMATO FASTSOUP	28.95	2,388.10	82.48
5430	[D] CREAMY CHICKEN SOUP	89.21	12,747.19	142.89
5700	[D] CREAMY BROCCOLI SOUP	86.03	12,944.13	150.46
5710	[D] SAVORY BEEF FASTSOUP	13.94	1,209.70	86.78
5723	[D] MULTI-GRAIN CRACKERS	236.45	8,647.21	36.57
5724	[D] Garden Vegetable Crackers	157.95	6,037.72	38.23
5730	[D] HOT COCOA	71.87	8,051.95	112.04
5731	[D] Hot Cocoa w/Marshmallows	94.12	10,270.12	109.11
5735	[D] Cappuccino	74.72	8,456.62	113.18
5736	[D] Medifast Chai Latte	38.46	5,299.34	137.80
5737	[D] Hi-Energy Chai Latte	32.00	2,390.72	74.71
5740	[D] Chocolate pudding	107.24	14,426.38	134.52
5800	[D] Oatmeal - Apple Cinnamon	224.31	32,602.23	145.35
5801	[D] Oatmeal - French Vanilla B	102.88	14,940.01	145.22
5802	[D] Mple & Brwn Sugar Oatmeal	243.79	33,866.81	138.92
6030	[D] SWISS MOCHA 55	67.76	39,359.94	580.90
6040	[D] SWISS MOCHA 70	33.05	19,090.35	577.67
6060	[D] CREAMY TOMATO SOUP	65.46	9,625.88	147.04
6070	[D] MINESTRONE SOUP	76.05	11,432.40	150.33
6370	[D] HI ENERGY CHOCOLATE	8.50	1,049.93	123.52
6371	[D] Hi-Energy Chocolate Shake	17.64	3,746.30	212.39
6381	[D] Hi Energy Vanilla Shake	5.69	1,219.60	214.17
6391	[D] HE Strawberry Shake	6.58	1,425.45	216.52
6401	[D] Hi Energy Orange Shake	7.75	1,665.60	214.92
6422	[D] HE Creamy Broccoli Soup	16.17	1,215.23	75.17
6441	[D] Hi Energy Hot Cocoa	14.17	2,944.74	207.86
6442	[D] Hi Energy Cappuccino	20.00	1,272.16	63.61
6446	[D] HE Apple Cin. Oatmeal	19.00	1,196.48	62.97
6450	[D] Hi Energy Fruit & Nut Bar	27.00	1,903.00	70.48
6451	[D] Hi-E S'More's Granola Bar	22.08	1,533.60	69.45
6480	[D] CHOCOLATE DIVINE BAR	149.99	22,829.52	152.21
6490	[D] CHOC MINT MADNESS BAR	141.12	20,755.64	147.08
6500	[D] PEANUT BUTTER BARS	270.28	36,539.83	135.19
6520	[D] CR LEMON FANTASY BARS	153.59	21,678.92	141.15
6540	[D] OATMEAL RAISIN BARS	313.91	42,868.64	136.56
6544	[D] Caramel Nut Bars	242.98	34,976.40	143.95
6545	[D] S'More's Granola Bar	81.99	12,728.13	155.23
6550	[D] Fruit & Nut Bar	153.16	23,326.69	152.30

6553	[D] Hi E Peanut Butter Bars	20.50	1,539.64	75.10
6559	[D] Hi Energy ChoC Pudding	31.58	2,386.61	75.57
6560	[D] Hi E Banana Pudding	35.08	2,477.82	70.63
6565	[D] HE Caramel Nut Bars	32.67	2,346.39	71.83
6579	[D] HE Chic & Wild Rice Soup	15.50	1,493.00	96.32
6620	(D)FORM YOU 3 ESSTL CHOC DRINK	122.00	5,873.08	48.14
6630	(D)FORM YOU 3 ESSTL VAN DRINK	121.00	5,824.94	48.14
6640	(D)FORM YOU esse 3 STRAW DRINK	65.00	3,129.10	48.14
6655	[D] RASPBERRY PRO TEA	9.08	1,107.51	121.93
6656	[D] Tropical Punch Drink	22.72	3,017.38	132.82
6657	[D] Cranberry Mango Juice	14.66	2,039.70	139.16
6660	[D] MED/TS OUTRAGEOUS CHOC	19.87	2,479.37	124.79
6870	[D] RTD Dutch CH55	922.03	53,122.95	57.62
6880	[D] RTD FRENCH VA55	333.31	19,824.83	59.48
6890	[D] RTD FIT CHOC DRINK	235.43	11,758.15	49.94
6960	[D] Chicken Noodle Soup	190.81	28,322.53	148.43
6965	[D] Chic & Wild Rice Soup	123.67	19,186.26	155.13
6970	[D] Homestyle Chili	124.06	19,640.40	158.31
6980	[D] CHOC PLUS FOR DIABETICS	177.45	25,165.91	141.82
6990	[D] VAnPLUS FOR DIABETICS	73.56	10,568.72	143.68
7000	[D] STRAWBERRY PLUS FOR DIAB	45.39	6,905.28	152.13
7050	[D] DIAB CHOC. CRUNCH BAR	35.85	5,334.49	148.82
7060	[D] DIABETIC P BUTTER CRUNCH	42.93	6,376.45	148.54
7061	[D] FIT! Chocolate Shake	11.52	1,316.36	114.23
7070	[D] Choc Plus for Joint Healt	44.13	8,407.79	190.52
7080	[D] Van Plus for Joint Health	31.00	5,005.32	161.46
7090	[D] Choc Appetite Suppression	277.26	39,488.10	142.42
7100	[D] Van Appetite Suppression	117.26	18,084.96	154.23
7110	[D] Plus for Women Health Choc	16.73	3,448.00	206.14
7120	[D] Plus for Womens Health Van	7.01	1,338.81	190.93
7201	Dr. Diet Vanilla-25Kg Drum	8,200.00	84,320.60	10.28
7211	Dr. Diet Swiss Mocha-25Kg Drum	20,600.00	211,829.80	10.28
7220	[D] Plus/Corn Health Chocolate	28.92	4,677.27	161.75
7230	[D] Plus/Corn Health Straw	13.17	1,640.27	124.58
7234	[D] Medifast Ranch Dress	16.01	1,399.06	87.40
7280	[D] CHICKEN BREAST	15.03	2,617.97	174.16
7281	[D] BEEF PATTY	8.13	1,234.50	151.80
7282	[D] CHICKEN SALAD	21.99	2,870.52	130.55
7283	[D] TUNA SALAD	25.39	3,153.27	124.19
7285	[D] Banana Pudding	77.29	10,973.71	141.99
7295	[D] HSN Main 14ct Choc Pudg	999.00	13,906.08	13.92
7300	[D] 28 Day Diac Variety Kit	52.00	16,253.27	312.56
7301	[D] 28 Day Diabetic Lover Kit	15.00	4,780.22	318.68
7303	[D] 2 wk. Diabeitc Variety	22.00	3,505.70	159.35
7304	[D] 2 wk. Diabetic Lover Kit	6.00	1,035.75	172.63
7310	[D] 55's 28 Day Variety Kit	352.00	104,456.88	296.75
7311	[D] 55's 28 Day Lover Kit	119.00	36,572.28	307.33
7312	[D] 55's 28 Day Vanilla Kit	38.00	11,642.92	306.39
7313	[D] 55's 2 Wk. Lover Kit	47.00	7,351.45	156.41
7314	[D] 55's 2wk Variety Kit	112.00	17,511.20	156.35
7320	[D] 70's 28 Day Variety Kit	149.00	44,934.68	301.58
7321	[D] 70's 28 Day Lover Kit	41.00	12,747.28	310.91
7322	[D] 70's 28 Day Vanilla Kit	15.00	4,700.56	313.37
7323	[D] 70's 2 Wk. Variety Kit	32.00	5,099.20	159.35
7330	[D] 980 Pr Package	261.00	25,495.00	97.68
30000	TSFL Quick Start-50 ct	37.00	1,867.50	50.47
30002	TSFL Quick Start - 150 ct	13.00	1,462.50	112.50
38370	Dr.'s SUCCESS IN A SHAKER JAR	412.00	3,943.33	9.57
38470	Direct Success IASJ Book	158.00	2,429.73	15.38
40100	TS DIGITAL THERMOMETER	546.00	1,197.67	2.19
40110	TS DIGITAL EAR THERMOMETER	188.00	2,957.81	15.73
40120	TS BODY FAT ANALYZER	236.00	3,030.40	12.84
40130	TS BLOOD PRESSURE MONITER	290.00	6,037.08	20.82
40140	TS DIGITAL SCALE	378.00	10,777.67	28.51
41096	DIABETIC BROCHURE-TSFL 25 PK	290.00	1,710.00	5.90
41097	TSFL Program Brochure 25/PK	965.00	4,614.00	4.78
41141	TSFL Folders (25 = $11.50)	261.00	2,990.00	11.46
41143	TSFL Picture Frame Magnet	6,342.00	3,121.00	0.49
41150	TSFL BMI Chart (25 pack)	104.00	1,067.00	10.26

41152	TSFL Product/Program DVD	633.00	1,991.75	3.15
41153	TSFL Direct Mail Piece	16.00	2,480.00	155.00
41154	Healthy Highlights	78.00	5,435.00	69.68
41172	Inactive Customer Mailing	21,320.00	6,822.40	0.32
41501	HE Pre-Conditioning Handbook	5,057.00	4,606.89	0.91
41502	HE Jump Start Handbook	3,315.00	8,927.94	2.69
41504	HE Daily Nutrition Handbook	3,466.00	3,782.28	1.09
41505	HE Special Success Handbook	2,637.00	1,831.59	0.69
41506	HE Stabilization Handbook	1,751.00	1,439.20	0.82
41507	HE Maintenance Handbook	1,375.00	1,055.34	0.77
41544	HE Silver Pearl Pen	2,475.00	2,136.25	0.86
41545	HE Notepads	1,052.00	1,576.50	1.50
41551	TSFL RECIPE GUIDE	918.00	2,377.85	2.59
41554	HE Patient Agreement/Addendum	76.00	2,248.25	29.58
41599	HE Red Water Bottles	402.00	1,481.25	3.68
41624	TSFL Action Pack	50.00	3,871.00	77.42
42803	HE Leads Broch. Blank contact	507.00	1,358.80	2.68
43442	TSFL Cataolg (25 ct)	69.00	1,320.00	19.13
43444	TSFL Product Catalog (100 ct)	81.00	3,154.00	38.94
50000	Medifast Shaker Jar - New	6,586.00	9,152.74	1.39
50001	TSFL Shaker Jar - New	1,127.00	2,214.87	1.97
50100	Medifast Ultimate Shaker	989.00	3,849.05	3.89
51600	RAINBOW CASE 55'S	10,968.00	102,007.78	9.30
51710	DUTCH CH55	189,725.00	2,080,514.68	10.97
51711	TSFL DUTCH CHOCOLATE 55	113,776.14	1,549,128.67	13.62
51713	HE CHOCOLATE	19,183.43	112,690.94	5.87
51720	Dutch Choc.55- 24 bx/cs; 18 pk	7,297.00	95,555.01	13.10
51750	SPLIT CASE 55'S	56.00	15,460.74	276.08
51810	FRENCH VA55	85,662.29	947,836.65	11.06
51811	TSFL FRENCH VANILLA 55	45,761.15	624,981.74	13.66
51813	HE VANILLA	8,164.00	48,065.59	5.89
51820	French Van.55- 24bx/cs; 18 pks	2,256.00	29,839.10	13.23
51910	STRAWBERRY CREAM 55	42,036.86	471,642.12	11.22
51911	TSFL STRAWBERRY CREAM 55	22,094.86	303,309.37	13.73
51913	HE STRAWBERRY	6,694.00	40,007.21	5.98
52010	ORANGE DELIGHT 55	27,388.14	319,981.57	11.68
52011	TSFL ORANGE DELIGHT 55	17,808.29	245,401.02	13.78
52013	HE ORANGE	4,957.00	29,206.60	5.89
52050	ORANGE PINEAPPLE BREEZE 55	39,876.14	475,854.08	11.93
52060	Banana Creme 55	38,183.86	405,264.14	10.61
52061	TSFL BANANA BLITZ 55	23,997.00	329,886.26	13.75
52063	HE BANANA BLITZ	7,015.29	41,417.03	5.90
52110	DUTCH CH70	71,322.86	756,376.77	10.60
52111	TSFL DUTCH CHOCOLATE 70	45,929.71	645,814.92	14.06
52150	SPLIT CASE 70'S	9.00	2,829.20	314.36
52210	FRENCH VA70	31,720.86	346,773.99	10.93
52211	TSFL FRENCH VANILLA 70	20,270.57	285,837.04	14.10
52310	STRAWBERRY CREAM 70	16,444.71	187,047.67	11.37
52311	TSFL STRAWBERRY CREAM 70	9,185.57	130,974.75	14.26
52410	ORANGE DELIGHT 70	13,904.86	152,915.94	11.00
52411	TSFL ORANGE DELIGHT 70	10,945.29	146,426.63	13.38
52460	Banana Shake 70	14,829.14	169,009.31	11.40
52461	TSFL BANANA BLITZ 70	12,407.14	176,073.26	14.19
54100	CHICKEN FASTSOUP	8,255.50	55,929.66	6.77
54200	TOMATO FASTSOUP	6,107.50	42,349.40	6.93
54300	CREAMY CHICKEN SOUP	23,290.71	292,428.62	12.56
54303	HE CREAMY CHICKEN SOUP	3,384.00	19,981.36	5.90
57000	CREAMY BROCCOLI SOUP	23,903.14	298,363.57	12.48
57003	HE CREAMY BROCCOLI SOUP	2,610.00	15,246.20	5.84
57100	SAVORY BEEF FASTSOUP	5,233.07	35,821.34	6.85
57230	MULTI-GRAIN CRACKERS	63,295.29	198,146.70	3.13
57240	Garden Vegetable Crackers	48,806.43	156,936.06	3.22
57300	HOT COCOA	19,995.43	210,876.43	10.55
57303	HE HOT COCOA	9,748.00	55,867.52	5.73
57310	Hot Cocoa w/Marshmallows	9,248.14	90,901.58	9.83
57350	Cappuccino	22,436.71	237,509.92	10.59
57353	HE CAPPUCCINO	6,105.14	36,625.91	6.00
57360	Medifast Chai Latte	14,484.86	149,850.78	10.35
57363	HE CHAI LATTE	2,120.29	12,080.38	5.70

57400	Chocolate pudding	35,277.43	414,083.09	11.74
57403	HE CHOCOLATE PUDDING	9,434.14	57,901.31	6.14
58000	Apple Cinnamon Oatmeal	71,917.57	891,243.08	12.39
58003	HE APPLE CINNAMON OATMEAL	6,960.43	42,982.51	6.18
58010	Blueberry Oatmeal	33,769.29	412,663.67	12.22
58013	HE FRENCH VAN BERRY OATMEAL	2,276.00	13,708.77	6.02
58020	Maple & Brown Sugar Oatmeal	72,076.14	917,770.27	12.73
58023	HE MAPLE & BROWN SUGAR OATMEAL	7,754.00	47,870.72	6.17
60110	TSFL DVD (1 EA)	721.00	1,754.75	2.43
60111	TSFL DVD (25 pk)	71.00	5,281.25	74.38
60112	TSFL DVD (50pk)	28.00	3,662.50	130.80
60113	TSFL DVD (100pk)	41.00	9,400.00	229.27
60300	SWISS MOCHA 55	42,104.14	489,478.02	11.63
60301	TSFL SWISS MOCHA 55	22,799.71	306,297.24	13.43
60303	HE SWISS MOCHA 55	3,317.00	18,912.90	5.70
60400	SWISS MOCHA 70	15,195.57	171,825.25	11.31
60401	TSFL SWISS MOCHA 70	9,904.43	136,015.16	13.73
60450	RAINBOW CASE 70'S	2,296.00	41,788.19	18.20
60600	CREAMY TOMATO SOUP	17,012.86	217,861.25	12.81
60603	HE CREAMY TOMATO SOUP	2,187.00	13,209.47	6.04
60650	Creamy Soups-Rainbow Case	757.00	7,656.53	10.11
60700	MINESTRONE SOUP	22,261.71	288,918.61	12.98
60703	HE MINESTRONE SOUP	1,201.00	7,153.60	5.96
63753	HiEnergy Split-Choc&Van Shakes	1,569.00	15,672.00	9.99
64800	CHOCOLATE BAR	36,218.29	472,343.33	13.04
64803	HE CHOCOLATE DIVINE BAR	3,765.00	23,350.05	6.20
64900	CHOCOLATE MINT MADNESS BAR	34,032.57	455,268.45	13.38
64903	HE CHOCOLATE MINT MADNESS BAR	3,559.29	21,881.12	6.15
65000	PEANUT BUTTER BARS	52,150.29	669,766.26	12.84
65003	HE PEANUT BUTTER BARS	5,307.14	32,931.94	6.21
65050	Oatmeal & PB Bar Split Case	23.00	1,756.21	76.36
65200	Lemon Fantasy Bars	37,604.43	473,641.36	12.60
65400	OATMEAL RAISIN BARS	66,406.86	833,104.72	12.55
65403	HE OATMEAL RAISIN BARS	8,212.00	51,028.55	6.21
65440	Caramel Nut Bars	56,150.86	731,629.49	13.03
65443	HE CARAMEL NUT BARS	8,724.14	54,768.58	6.28
65444	Ray Lewis Caramel Nut Bars	428.00	3,289.85	7.69
65450	S'More's Granola Bar	37,720.00	486,959.90	12.91
65453	HE S'MORE'S GRANOLA BAR	9,203.00	57,625.72	6.26
65460	RAINBOW BARS	298.00	11,145.02	37.40
65500	Fruit & Nut Bar	43,783.29	574,459.72	13.12
65503	HE FRUIT & NUT BAR	7,309.00	45,830.61	6.27
65504	Ray Lewis Fruit & Nut Bar	397.00	2,841.35	7.16
66500	PEACH PRO TEA	4,916.00	53,418.67	10.87
66550	RASPBERRY PRO TEA	6,643.71	70,069.28	10.55
66560	Tropical Punch Drink	7,646.43	89,762.11	11.74
66563	HE TROPICAL PUNCH DRINK	2,667.00	16,447.30	6.17
66570	Cranberry Mango Juice	8,122.71	97,637.92	12.02
66573	HE CRANBERRY MANGO JUICE	2,819.00	17,231.45	6.11
66600	MED/TS OUTRAGEOUS CHOCOLATE	5,175.71	45,343.08	8.76
66603	(D)HE COMP NUTRITION CHOCOLATE	186.00	1,323.14	7.11
66604	(D) Ray Lewis TS Nut. Choc	374.00	3,455.88	9.24
66700	&nbspMED/TS LUSCIOUS VANILLA	4,971.57	40,105.94	8.07
66704	(D) Ray Lewis TSe Nut. Van.	243.00	2,762.61	11.37
66800	MED/TS STRAWBERRY PASSION	797.57	9,590.93	12.03
68700	Ready-To-Drink Dutch Chocolate	463,000.00	972,300.00	2.10
68800	Ready-To-Drink French Vanilla	210,005.50	441,011.55	2.10
68900	RTD FIT CHOCOLATE DRINK	15,094.50	31,229.18	2.07
69600	Chicken Noodle Soup	57,986.29	718,503.11	12.39
69603	HE CHICKEN NOODLE SOUP	3,860.00	23,725.11	6.15
69610	FIT! Chicken Noodle Soup	124.43	1,205.33	9.69
69650	Chicken & Wild Rice Soup	36,100.43	485,786.77	13.46
69653	HE CHICKEN & WILD RICE SOUP	4,144.00	32,799.18	7.91
69700	Homestyle Chili	40,956.43	553,533.12	13.52
69703	HE HOMESTYLE CHILI	2,163.00	13,130.48	6.07
69750	SOUPS/ CHILI VARIETY EXTRAS	45.00	3,326.34	73.92
69790	Diabetic Shakes-Variety Case	1,104.00	7,350.01	6.66
69800	CHOCOLATE PLUS FOR DIABETICS	43,224.43	542,296.06	12.55
69803	HE DIABETIC CHOCOLATE	3,022.00	16,874.38	5.58

69900	DIABETIC VANILLA	19,090.43	239,019.22	12.52
69903	HE DIABETIC VANILLA	1,601.00	9,130.58	5.70
70000	STRAWBERRY PLUS FOR DIABETICS	11,678.43	148,316.93	12.70
70003	HE DIABETIC STRAWBERRY	1,104.00	6,237.60	5.65
70100	TS WOMEN'S CHOCOLATE SPORT DRI	214.29	4,544.42	21.21
70104	(D) Ray Lewis Women's Choc	136.14	2,354.75	17.30
70200	(R)TS WOMEN'S STRAWBERRY SPORT	175.43	3,652.35	20.82
70204	(D) Ray Lewis Women's Van	115.14	1,856.25	16.12
70304	(D) Ray Lewis Men's Pro Choc	269.00	5,466.47	20.32
70400	(R)TS BIO-ENGINEERED VANILLA	87.14	1,340.80	15.39
70404	(D) Ray Lewis Men's Pro Van	187.00	3,426.40	18.32
70500	DIABETIC CHOC. CRUNCH BAR	6,499.00	92,526.46	14.24
70503	HE DIABETIC CHOC. CRUNCH BAR	1,306.00	9,123.53	6.99
70600	DIABETIC PEANUT BUTTER CRUNCH	9,185.14	130,184.58	14.17
70603	HE DIAB PEANUT BUTTER CRUNCH	1,306.00	9,225.44	7.06
70610	[D] FIT! Chocolate Shake	1,297.86	13,270.43	10.22
70620	[D] FIT! Vanilla Shake	2,953.71	29,865.68	10.11
70630	[D] FIT! Creamsicle Shake	2,678.00	25,803.97	9.64
70640	[D] Fit! Oatmeal Rsn Bars- 7pk	255.86	2,842.31	11.11
70670	[D] FIT Van Berry Oatmeal	157.43	1,737.65	11.04
70680	[D] Fit! Hot Cocoa w/Marsh	289.43	2,515.53	8.69
70690	[D] Fit! Chocolate Pudding	1,595.00	15,352.36	9.63
70700	Chocolate Plus for Joint Healt	8,600.86	131,723.90	15.32
70703	HE JOINT HEALTH CHOCOLATE	1,300.00	9,416.12	7.24
70720	[D] Fit! Choc Mint Bar- 7pk	166.00	1,699.95	10.24
70730	[D] Fit! Chocolate Bar 7pk	175.29	1,578.56	9.01
70740	[D] Fit! P Butter Bar- 7pk	142.29	1,408.51	9.90
70800	Vanilla Plus for Joint Health	4,747.14	73,462.27	15.48
70803	HE JOINT HEALTH VANILLA	750.00	5,420.39	7.23
70900	Chocolate Appetite Suppression	53,212.86	748,899.13	14.07
70903	HE CHOC APPETITE SUPPRESSION	1,838.43	12,809.35	6.97
71000	Vanilla Appetite Suppression	27,142.43	327,477.73	12.07
71003	HE VANILLA APPETITE SUPPRESSIO	1,025.14	7,136.28	6.96
71100	Plus for Women's Health Chocol	3,768.29	62,591.20	16.61
71103	HE WOMEN'S HEALTH CHOCOLATE	774.00	5,714.96	7.38
71200	Plus for Women's Health Vanill	2,139.29	34,345.82	16.05
71203	HE WOMEN'S HEALTH VANILLA	198.00	1,483.43	7.49
72200	Plus/Coronary Health Chocolate	4,433.43	57,977.34	13.08
72203	HE CORONARY HEALTH CHOCOLATE	558.00	3,568.41	6.40
72300	Plus/Coronary Health Strawberr	1,366.14	16,118.49	11.80
72320	(D) Med. Creamy Italian Dress	2,371.00	17,620.93	7.43
72330	(D) Medifast Caesar Dressing	2,256.21	16,892.22	7.49
72340	(D) MEDIFAST RANCH DRESSING	3,328.14	24,869.34	7.47
72350	Honey Dijon Dressing	2,209.43	15,834.27	7.17
72640	[D] HSN Maain 28 Day Supply	5,499.00	382,950.36	69.64
72800	(D) CHICKEN BREAST	7,609.29	45,100.71	5.93
72810	BEEF PATTY	7,686.00	38,008.02	4.95
72820	CHICKEN SALAD	41,940.00	76,673.94	1.83
72830	TUNA SALAD	31,547.00	57,711.52	1.83
72850	Banana Pudding	22,645.00	262,768.38	11.60
72853	HE BANANA PUDDING	5,782.00	35,634.67	6.16
72900	Mnt 28-Day Kit -017642189031	48.00	3,672.00	76.50
73000	28 Day Diabetic Variety Kit	1,232.00	377,487.60	306.40
73010	28 Day Diabetic Choc.Lover Kit	406.00	123,258.72	303.59
73020	28 Day Diabetic Vanilla Kit	125.00	39,365.84	314.93
73030	2 wk. Diabetic Variety Kit	557.00	87,659.80	157.38
73040	2 wk. Diabetic Choc.Lover Kit	164.00	26,372.35	160.81
73050	2 wk. Diabetic Vanilla Kit	37.00	5,895.95	159.35
73100	55's 28 Day Variety Kit	10,034.00	2,989,526.28	297.94
73110	55's 28 Day Choc.Lover Kit	3,584.00	1,065,861.74	297.39
73120	55's 28 Day Vanilla Kit	910.00	271,624.76	298.49
73130	55's 2 Wk. Choc. Lover Kit	1,025.00	158,410.80	154.55
73140	55's 2wk Variety Kit	3,107.00	481,134.15	154.85
73150	55's 2 wk. Vanilla Kit	221.00	34,084.30	154.23
73200	70's 28 Day Variety Kit	3,180.00	977,628.62	307.43
73210	70's 28 Day Choc. Lover Kit	980.00	301,561.62	307.72
73220	70's 28 Day Vanilla Kit	303.00	93,692.20	309.22
73230	70's 2 Wk. Variety Kit	810.00	126,801.85	156.55
73240	70's 2 wk. Choc. Lover Kit	211.00	33,321.45	157.92

73250	70's 2 wk. Vanilla Kit	58.00	9,242.30	159.35
73300	11-day trial package	11,191.00	1,089,081.50	97.32
74000	55 - Variety 4 Week Package	648.00	174,075.00	268.63
74001	55 - Variety 4 Week Pack TSFL	454.00	124,300.00	273.79
74005	55 Promo Package	103.00	28,325.00	275.00
74100	70 - Variety 4 Week Package	116.00	31,350.00	270.26
74101	70 - Variety 4 Week Pack TSFL	164.00	45,100.00	275.00
74105	70 Promo Package	14.00	3,850.00	275.00
74200	Diabetic Variety 4 Week Pack	75.00	21,094.00	281.25
74201	Diab. Variety 4 Week Pack TSFL	73.00	20,805.00	285.00
74205	Diabetic Promo Package	10.00	2,850.00	285.00
74300	55 - Variety 2 Week Package	230.00	32,285.50	140.37
74400	70 - Variety 2 Week Package	48.00	6,816.00	142.00
74500	Diabetic Variety 2 Week Pack	20.00	2,920.00	146.00
74600	55 & 70 - 1 Week Free Pack	922.00	17,400.00	18.87
74800	New Brennan Kit	142.00	39,050.00	275.00
75200	Men's Pro Drink Challenge Pack	72.00	6,008.45	83.45
75210	Women's Pro Drink Challenge PK	26.00	1,900.20	73.08
75220	Nutrition/Energy Challenge Pak	33.00	3,816.22	115.64
378800	Diabetic Guide	1,244.00	1,352.42	1.09
384700	Direct Success IASJ Book	1,791.00	34,184.46	19.09
400302	Meno CALL 1-800-479-5232	219.00	2,789.26	12.74
401102	TS DIGITAL EAR THERMOMETER	193.00	2,910.15	15.08
401202	TS BODY FAT ANALYZER	524.71	6,333.19	12.07
401302	TS BLOOD PRESSURE MONITER	489.29	9,919.40	20.27
401402	TS DIGITAL SCALE	940.00	24,756.03	26.34
410220	MEDIFAST RECIPE GUIDE	2,300.71	5,616.13	2.44
415083	HE Food Journal Tearsheet	355.00	3,584.34	10.10
416210	MY DAILY JOURNAL	1,950.00	4,762.17	2.44
501330	DIABETIC SAMPLE KIT	748.00	14,123.24	18.88
501340	(D)MEDIFAST FASTSHAKER JAR LID	10,995.00	17,587.44	1.60
501390	MEDIFAST TOTE BAGS-25	320.00	1,817.33	5.68
501430	LIFESTYLES PATIENT GUIDE	706.00	10,970.98	15.54
501440	Physician QUICK-START BOOKS	2,527.00	4,069.97	1.61
501470	MEDIFAST SAMPLE PACK	3,283.00	76,627.42	23.34
501480	Transition Guide	1,117.00	1,856.76	1.66
800282	Always CALL 1-800-479-5232	125.00	2,290.66	18.33
41151A	TSFL BeSlim Car Magnet	141.00	2,579.00	18.29
5160R	[D] RAINBOW CASE 55'S	9.00	2,516.84	279.65
6045R	[D] RAINBOW CASE 70'S	8.00	2,190.31	273.79
6065R	[D] Creamy Soups-Rainbow Case	30.00	2,154.38	71.81
6545R	[D] RAINBOW BARS	144.00	10,236.17	71.08
DSBC1	Business Cards-250 Double Side	73.00	4,487.85	61.48
EBMONTH	Exec. Back Office Monthly Fee	227.00	3,393.65	14.95
EBYEAR	Back Office Annual	37.00	5,328.00	144.00
EBYRENEW	Exec. Back Office Annual Renew	8.00	1,152.00	144.00
EFA	Essential Fatty Acids-120ct	26.50	2,077.75	78.41
FAST	MEDIFAST FASTSHAKES	993.00	1,475.62	1.49
HIFAST2	HI ENERGY SHAKER JARS- 12ct	480.33	7,267.95	15.13
REL01	Hi-Energy Complete 60ct	420.83	54,995.92	130.68
REN001	Health Advisor Renewals	271.00	10,826.41	39.95
REPROCES	Bank Draft Reprocessing Fee	203.00	5,075.00	25.00
SP	MEDIFAST SAMPLE PACK	167.00	4,039.34	24.19
SPBAR	BAR SAMPLE PACK	590.00	9,656.43	16.37
SSBC1A	Singel Side Bus. Cards Style A	135.00	4,889.85	36.22
SSBC1B	Single Side Bus. Cards Style B	69.00	2,636.70	38.21
SSBC1C	Business Cards 250 SS, Style C	29.00	1,078.65	37.19
TSFLQSH	TSFL Quick Start Handbook	282.00	19,101.00	67.73
TSFLTSB	TSFL Booth (95 LBS)	766.00	173,040.00	225.90
TSFLTSB2	TSFL Booth 2 (40 LBS)	52.00	7,243.00	139.29
TSRP	TS Tasting Refill Pack	24.00	4,750.00	197.92
	TSFL Spouse Certif. Course	28.00	1,428.70	51.03
	TSFL ADVERTISEMENT PACK	1,976.00	1,898.03	0.96
	TSFL Certification Exam	26.00	2,518.95	96.88
	TSFL Career Opp. Presentation	5,315.00	6,342.83	1.19
	TSFL Daily Journal	229.00	31,136.00	135.97

	Gross Sales	3,452,070.27	42,140,749.26

	Consumers Choice Systems, Inc
Sales by Item
For the year ended 12/31/05

	Jan - Dec 05
	Qty	Avg Price
Sales
CCS-CRANBERRY
50850
50850-031705FG	3.00	6.39
50850-070608FG	1.00	6.39
50850-071011FG	75.00	5.09
50850-081706FG	1,271.00	4.75
50850-091003FG	4,664.00	4.76
50850-091810FG	3,337.00	4.74
50850-092705FG	4,694.00	4.73
CCS-CVS-PRIV LABEL 50 ct
05646-044236FG	30,768.00	1.80
05646-051581FG	31,896.00	1.80
05646-052134FG	1,248.00	1.80
05646-053424FG	20,688.00	1.80
5092u	0.00	0.00
CCS-CVS Private Label 100 ct
08162-052134FG
08162-054270FG	3,504.00	3.19
08162-052134FG - Other	31,632.00	3.19
CCS-LUBRICANT
24822
24822-39441	10,518.00	1.88
24822-43003	4,837.00	1.88
8003	0.00	0.00
24823
24823-39441	9,983.00	2.93
24823-43003	5,007.00	2.93
8004	0.00	0.00
80002
80002-21022FG	2.00	14.95
80002-31007FG	826.00	10.04
80002-31007T FG	9,144.00	7.30
80002-312302T FG	96.00	7.47
80005
80005-39411	21,720.00	0.27
80005 - Other	12,060.00	0.26
80025
80025-40406-10	727.00	3.52
80025 - Other	4.00	5.95
CCS-PRO ENERGY
80026-4476
80026-5144	7,440.00	10.95
80026-4476 - Other	3,645.00	11.00
CCS-PRO THERMO
80028-4553
80028-5143	10,488.00	10.95
80028-4553 - Other	3,429.00	11.04
CCS-RELIEF
50512
50512-038164FG	57,157.00	3.12
50512-051666FG	49,683.00	3.14
CCS-SOY
40028-021869u
40028-021869	3.00	16.95
40028-024185u
40028-024185	182.00	11.12
40028-024185T	108.00	11.34
CCS-Reblistered for Retail
40028-024185RT	341.00	10.65
CCS-Time Released Soy
40030
4002u	2.00	16.95
40030 - Other	295.00	9.95
40030-5342FG	1,537.00	11.63
40030-5342T FG	17,628.00	9.95
40030-53528201FG	87.00	10.57
40030-53528201T FG	1,752.00	9.95

CCS-UTI TEST STICK
50620-061812FG	1.00	0.00
50620-081236FG	457.00	5.96
50620-081236T FG	6,842.00	5.85
50620-082042FG	3,269.00	5.95
50620-082042T FG	31,608.00	5.93
50620-100830FG	6,540.00	5.90
50620-100830T FG	28,368.00	5.88
50620-101062FG	2,437.00	5.73
50620-101062T FG	32,016.00	5.89
5100-080218	145.00	5.81

Jason Pharmaceuticals, Inc.
Statement of Income
December 31, 2006

Revenue
Canadian Sales	23.97
Hi Energy Licensee	20,565.95
Jason Pharm Sales	77,102,471.53
Gross Revenues (Comm. 50%)	0.00
Sunrise Sales	254,958.02
HI Energy Discounts	-17,854.65
Medifast Discounts	-3,212,069.30
TSFL Discounts	-423,627.33
Medifast returns and allowances	-2,665,319.59
TSFL Returns and allowances	47,032.75
Net Revenue	71,106,181.35

Cost of Goods Sold	12,909,992.33
Direct Costs	4,829,481.64
Cost of Sales	17,739,473.97
Gross Profit	53,366,707.38
Operating	2,563,877.31
Personnel	2,517,684.29
Sales	32,451,493.20
Communications	1,220,911.55
Vehicle	993.33
Office	3,642,775.22
Other	3,992,806.37
Total SG and A	46,390,541.27
Income/(Loss) from Operations	6,976,166.11

Other Income and Expenses
Gain/Loss on sale	0.00
Interest income	-80,125.86
Other income/expense	-30,540.00
Total Other Income and Expenses	-110,665.86
Provision for income taxes:
Income Tax Expense
Provision for income taxes:	2,246,627.00
Interest Expense	204,015.00
2,450,642.00

Net Income/(Loss)	4,636,189.97

Jason Properties, Inc. (Medifast Weight Control Centers)
Statement of Income
December 31, 2006

Income
5050 · Product Sales	2,022,076.69
5075 · Program Fees	1,551,886.17
Royalty Income	108,378.18
Product Returns & Allowances	-236,511.60
Program Returns & Allowances	-356,963.91
Total Income	3,088,865.53
0.00
Expense	0.00
6200 · Cost of Goods Sold	361,896.11
TOTAL CGS	361,896.11
Direct Costs	136,313.26
Operating Costs	24,307.89
Selling, General, and Administrative	2,920,366.70
Total Expense	3,080,987.85

Net Ordinary Income	-354,018.43

Other Income/Expense
Other Expense
Interest Income	0.00
Interest Expense	0.00
Misc other Income	-2,509.58
Total Other Income (Expense)	-2,509.58

Net Income	-356,528.01

Jason Pharmaceuticals, Inc.
Statement of Income
December 31, 2005

Revenue
Canadian Sales	569.72
Hi Energy Licensee	430.07
Jason Pharm Sales	42,336,021.33
Gross Revenues (Comm. 50%)	0.00
Sunrise Sales	300,216.78
HI Energy Discounts	-41.02
Medifast Discounts	-1,969,493.42
TSFL Discounts	-484,292.32
Medifast and TSFL returns and allowances	-1,245,366.39
Net Revenue	38,938,044.75

Cost of Goods Sold	6,930,774.01
Direct Costs	2,814,370.93
Cost of Sales	9,745,144.94
Gross Profit	29,192,899.81
Operating	1,245,785.91
Personnel	2,296,491.95
Sales	14,852,752.39
Communications	231,325.04
Vehicle	3,878.45
Office	2,604,624.84
Other JP	1,279,426.38
Other	1,861,656.32
Total SG and A	24,375,941.28
Income/(Loss) from Operations	4,816,958.53

Other Income and Expenses
Gain/Loss on sale	0.00
Interest income	12,790.94
Other income/expense	0.00
Total Other Income and Expenses	12,790.94
Provision for income taxes:
Income Tax Expense	-35,000.00
Provision for income taxes:	1,169,070.71
Interest Expense	196,764.90
1,330,835.61

Net Income/(Loss)	3,498,913.86

Jason Properties, Inc. (Medifast Weight Control Centers)
Statement of Income
December 31, 2005

Income
5050 · Product Sales	849,838.26
5075 · Program Fees	772,362.35
5300 · Licensee Fees	7,838.92
Royalty Income	112,797.18
5250 · Taining Fees	750.00
Consulting Fees	0.00
Product Returns & Allowances	-142,417.15
Program Returns & Allowances	-248,109.86
Total Income	1,353,059.70
0.00
Expense	0.00
6200 · Cost of Goods Sold	247,930.17
TOTAL CGS	247,930.17
Direct Costs	168,360.93
Operating Costs	17,939.53
Selling, General, and Administrative	1,302,959.36
Total Expense	1,489,259.82

Net Ordinary Income	-384,130.29

Other Income/Expense
Other Expense
Interest Income	496.13
Interest Expense	-2,008.12
Misc other Income	25,000.00
Total Other Income (Expense)	23,488.01

Net Income	-360,642.28